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AGNICO-EAGLE MINES LIMITED

Suite 500
145 King Street East
Toronto, Ontario
M5C 2Y7

2003 ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Agnico-Eagle Mines Limited (the "Corporation") will be held in the Toronto I Room, Toronto Hilton, 145 Richmond Street West, Toronto, Ontario, Canada, on Thursday, June 19, 2003 at 10:30 a.m. (Toronto time) for the following purposes:

1.
to receive the consolidated financial statements of the Corporation as at and for the year ended December 31, 2002, together with the report of the auditors thereon;

2.
to elect directors;

3.
to appoint auditors and authorize the directors to fix their remuneration; and

4.
to transact such further and other business as may properly come before the meeting or any adjournment thereof.

        Full particulars of the foregoing matters are set forth in the accompanying management information circular. A copy of the Annual Report of the Corporation containing the consolidated financial statements of the Corporation as at and for the year ended December 31, 2002, together with the report of the auditors thereon, also accompanies this notice.

        Shareholders are invited to attend the meeting. Shareholders of record at the close of business on May 6, 2003 will be entitled to receive notice of and vote at the meeting, except to the extent that a person has transferred any common shares of the Corporation after that date and the transferee of those common shares properly establishes ownership of such common shares and requests, not later than the commencement of the meeting, that the transferee's name be included in the list of shareholders eligible to vote at the meeting, in which case the transferee is entitled to vote such common shares at the meeting. As described in the accompanying management information circular and the form of proxy enclosed herewith, proxies to be used at the meeting may be (1) returned by mail or delivery to Computershare Trust Company of Canada or the Corporation, (2) transmitted by telephone or (3) transmitted via the Internet, in each case at least 48 hours prior to the Meeting.

        DATED at Toronto, Ontario, this 23rd day of April, 2003.

                        BY ORDER OF THE BOARD

                        BARRY LANDEN

                        Vice-President, Corporate Affairs

AGNICO-EAGLE MINES LIMITED

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

        This Management Information Circular is furnished in connection with the solicitation of proxies by management of Agnico-Eagle Mines Limited (the "Corporation") for use at the annual meeting of the shareholders of the Corporation or any adjournment thereof (the "Meeting") to be held in the Toronto I Room, Toronto Hilton, 145 Richmond Street West, Toronto, Ontario, Canada, on Thursday, June 19, 2003, at 10:30 a.m. (Toronto time) for the purposes set forth in the notice of meeting (the "Notice") accompanying this management information circular (the "Circular"). While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. The cost of this solicitation will be borne by the Corporation. Unless otherwise stated, all information in this Circular is given as of April 23, 2003 and all dollar amounts are stated in Canadian dollars.

APPOINTMENT OF PROXIES

        The individuals named in the accompanying form of proxy are the President and Chief Executive Officer and the Vice-President, Corporate Affairs of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) other than the persons named in the proxy to represent him at the Meeting either by inserting such person's name in the blank space provided in the form of proxy and striking out the other names. A form of proxy will not be valid unless it is completed and returned as set out below at least 48 hours prior to the commencement of the Meeting.

Registered Shareholders

        In addition to voting in person at the Meeting, a registered shareholder (a shareholder whose name appears on its share certificates) may vote by mail, by telephone or via the Internet.

        To vote by mail:    complete, sign and date the form of proxy and return in the enclosed envelope to Computershare Trust Company of Canada or the Corporation's registered office.

        To vote by telephone:    (available in Canada and the United States only) call the toll-free phone number specified on the enclosed form of proxy from a touch tone telephone and, when prompted, enter your Holder Account Number and Proxy Access Number set out on the form of proxy and then listen for voting instructions.

        To vote via the Internet:    go to the website specified on the enclosed form of proxy enter the Holder Account Number and Proxy Access Number set out on the form of proxy and then follow the voting instructions on the screen. If your form of proxy does not contain a Holder Account Number or a Proxy Access Number you will not be able to vote by telephone or via the Internet.

        If you vote by telephone or via the Internet, DO NOT complete or return the proxy form. Voting by mail is the only method for voting holdings held in the name of a corporation or holdings being voted on behalf of another individual. Voting by mail or via the Internet are the only methods by which a holder may appoint a person as proxy other than the management nominees named on the form of proxy.

Non-Registered Shareholders

        A non-registered shareholder (a shareholder whose shares are registered in the name of an intermediary such as a bank, trust company, securities broker, trustee or custodian or a clearing agency in which the intermediary participates) may vote (1) by using the form of proxy or the request for voting instruction form, if one has been provided by your intermediary, or (2) by attendance at the Meeting (after having completed and returned a form of proxy or voting instruction form, as the case may be, as set out below in "— To vote in person at the Meeting"). Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the Meeting. These procedures generally allow voting by telephone, via the Internet, by mail or by fax and the applicable instructions for each such method of voting are set out in the form of proxy or voting instruction form.

        To vote in person at the Meeting:    (i) if you have received a form of proxy from an intermediary, follow the instructions set out on the form of proxy, appoint yourself proxyholder, and return the form of proxy in accordance with the instructions set out on the form or (ii) if you have received a voting instruction form from an intermediary, follow the instructions set out on the voting instruction form, insert your name as appointee and return the voting instruction form in accordance with the instructions set out on the form. Do not otherwise complete the proxy or voting instruction form sent to you as your vote will be taken and counted at the Meeting.

        To vote by proxy or by giving a voting instruction:    (i) if you received a form of proxy from an intermediary, follow the instructions set out on the form of proxy to complete and return the form of proxy in accordance with the instructions set out on the form of proxy or (ii) if you have received a voting instruction form from an intermediary, follow the instructions set out on the voting instruction form to complete and return the form in accordance with the instructions set out on the voting instruction form.

REVOCATION OF PROXIES

        Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or his attorney authorized in writing, or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, with the Corporation at its registered office, Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.

DISCRETIONARY AUTHORITY AND VOTING OF PROXIES

        On any ballot that may be called for, the common shares represented by proxies in favour of the persons named by management will be voted for, against or withheld from voting on, the matters identified in the form of proxy, in each case in accordance with the instructions of the shareholder. In the absence of any instructions on the form of proxy, the persons named in the enclosed form of proxy intend to vote the common shares represented by proxies (i) for the election of management's nominees as directors; (ii) for the appointment of management's nominees as the auditors and the authorization of the directors to fix the remuneration of the auditors; and (iii) in accordance with management's recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may come before the Meeting. The proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters set out in the Notice or any other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        The record date (the "Record Date") for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as May 6, 2003.

        As of the date of this Circular, 83,768,994 common shares of the Corporation are issued and outstanding. Each common share carries the right to one vote and all common shares may be voted at the Meeting. Unless otherwise specified, the affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

        In accordance with the provisions of the Business Corporations Act (Ontario) (the "OBCA"), the Corporation will prepare a list of holders of common shares on the Record Date. Each holder of common shares named in the list will be entitled to vote the common shares shown opposite his name on the list at the Meeting, except to the extent that:

  (a)
  the shareholder has transferred any of his common shares after the Record Date; and

  (b)
  the transferee of those common shares produces properly endorsed certificates evidencing the common shares or otherwise establishes that he owns such common shares and demands, not later than the time at which the Meeting commences, that his name be included on the list, in which case the transferee is entitled to vote his common shares at the Meeting.

        Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited have filed reports with securities regulators stating that they collectively have control over 12,235,214 common shares of the Corporation (14.40%) and that FMR Corp. may be deemed a joint actor with each of the above entities as certain officers of FMR Corp. are trustees of certain of such entities. As at the date hereof, to the knowledge of the directors and senior officers of the Corporation, no other person or corporation beneficially owns or exercises control or direction over common shares of the Corporation carrying more than 10% of the votes attached to common shares of the Corporation.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth the number of common shares of the Corporation owned by each director, nominee for election as director and executive officer of the Corporation as of April 23, 2003. In each case, the number of common shares listed in the table includes common shares purchased under the Corporation's Employee Stock Option Plan (the "ESOP"), the Incentive Share Purchase Plan (the "Incentive Plan") or on the open market but excludes common shares underlying immediately exercisable options.

Name of Beneficial Owner	Number of Common Shares of the Corporation Beneficially Owned, Controlled or Directed (Directly or Indirectly)
James D. Nasso, Director and Chairman of the Corporation	NIL
Sean Boyd, Director, President and Chief Executive Officer	128,506
John T. Clement, Director and Vice-President	4,825
Douglas R. Beaumont, Director	4,666
Dr. Alan Green, Director	83,251	(1)
Bernard Kraft, Director	4,825
Ernest Sheriff, Director	9,825	(2)
Leanne M. Baker, Director	NIL
Mel Leiderman, Director	NIL
Eberhard Sherkus, Executive Vice-President and Chief Operating Officer	42,909
David Garofalo, Vice-President, Finance and Chief Financial Officer	22,834
Barry Landen, Vice-President, Corporate Affairs	50,345
Anton Adamcik, Vice-President, Environment	3,127
Donald G. Allan, Vice-President, Corporate Development	233
Alain Blackburn, Vice-President, Exploration	1,287

Notes:

(1)
Including 18,804 shares held by Bonaventure Uranium Mines Limited, over which Dr. Green exercises direction.

(2)
Including 5,000 common shares held by Tower Financial Corporation Limited, a corporation wholly-owned by Ernest Sheriff.

ELECTION OF DIRECTORS

        The articles of the Corporation provide that the number of directors shall be a minimum of five and a maximum of 12. By special resolution of the shareholders of the Corporation approved at the annual and special meeting of the Corporation held on June 27, 1996, the shareholders determined the number of directors within such minimum and maximum to be 12 until changed by a resolution of the Board of Directors. On April 23, 2003, the Board of Directors passed a resolution that set the number of directors of the Corporation at eight, effective at the end of the Meeting.

        Listed in the chart below are the names of the eight directors of the Corporation who are proposed as nominees for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation after the Meeting or until their successors are elected or appointed. All of the nominees currently serve as directors of the Corporation, including Leanne M. Baker and Mel Leiderman, who were appointed by the board of directors effective January 1, 2003. Under the Corporation's retirement policy (the "Retirement Policy"), directors elected or appointed before April 14, 1998 are required to retire at the age of 75 and directors elected or appointed on or after April 14, 1998 are required to retire at the age of 70. Irving Dobbs and Wencel Hubacheck, each of whom is over the age of 75, retired on December 31, 2002 and will not stand for re-election. John T. Clement, Q.C., currently a Vice-President and Director of the Corporation, will turn 75 in August 2003 and, accordingly, will not stand for re-election at the Meeting and will retire from his position as Vice-President of the Corporation at the conclusion of the Meeting. He will, however, continue to serve on the board of Sudbury Contact Mines Limited ("Sudbury Contact"), the Corporation's 63.7%-owned subsidiary. The information set out above as to the number of common shares of the Corporation owned by nominees for election as directors is not within the knowledge of management and has been furnished by the nominees.

        On any ballot that may be called relating to the election of directors, the persons named as proxies in the enclosed form of proxy intend to vote the common shares represented by proxies in favour of management nominees for the election of such persons as directors of the Corporation, unless a shareholder has specified in his proxy that his common shares are to be withheld from voting for the election of directors. In the event that any vacancies occur in the slate of such nominees, the persons named as proxies in the enclosed form of proxy intend to vote the common shares represented by such proxies for the election of such other person or persons as directors in accordance with the best judgment of management.

NOMINEES FOR ELECTION AS DIRECTOR

Name	Position and Office with the Corporation or Significant Affiliate (1)	Date since which a Director of the Corporation	Principal Occupation and Name of Employer

LEANNE M. BAKER	Director of the Corporation	January 1, 2003	Consultant to the mining and financial services industries (2)
DOUGLAS R. BEAUMONT, P.ENG. (3)(4)	Director of the Corporation	February 25, 1997	Retired (formerly Senior Vice-President, Process Technology, Kilborn SNC Lavalin)
SEAN BOYD, C.A. (5)	President and Chief Executive Officer and Director of the Corporation and Sudbury Contact	April 14, 1998	President and Chief Executive Officer of the Corporation
DR. ALAN GREEN (3)(4)	Director of the Corporation	August 8, 1995	Dentist, self-employed
BERNARD KRAFT, C.A. (3)(6)	Director of the Corporation	March 12, 1992	Chartered Accountant, senior partner of Kraft and Partners, Chartered Accountants
MEL LEIDERMAN, C.A. (6)	Director of the Corporation	January 1, 2003	Chartered Accountant, managing partner of Lipton Wiseman Altbaum and Partners LLP
JAMES D. NASSO (6)	Chairman of the Corporation (7)	June 27, 1986	Retired (formerly President, Unilac Limited (manufacturer of infant formula))
ERNEST SHERIFF (4)	Director of the Corporation	March 29, 1996	Prospector, self-employed

Notes:

(1)
Indicates all other major positions and offices within the Corporation or any of its significant affiliates currently held by the nominee. The only significant affiliate of the Corporation is Sudbury Contact, its 63.7%-owned subsidiary.

(2)
Ms Baker became a mining industry consultant in 2002. Prior to that, Ms Baker spent 11 years with Salomon Smith Barney as an equity research analyst in the mining sector.

(3)
Member of Compensation Committee.

(4)
Member of Governance Committee.

(5)
Mr. Boyd first joined the Corporation in 1985 as comptroller.

(6)
Member of the Audit Committee.

(7)
Mr. Nasso was appointed chairman of the board effective June 21, 2002.

APPOINTMENT OF AUDITORS

        On any ballot that may be called relating to the appointment of auditors, the persons named as proxies in the enclosed form of proxy intend to vote the common shares represented by proxies in favour of management nominees for the appointment of the firm of Ernst & Young LLP, Chartered Accountants ("Ernst & Young") as the auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors, unless a shareholder signing such proxy specifies otherwise.

        Representatives of Ernst & Young are expected to be present at the Meeting and available to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so.

EXECUTIVE COMPENSATION

        The executive officers of the Corporation are Sean Boyd, President and Chief Executive Officer, Eberhard Scherkus, Executive Vice-President and Chief Operating Officer, David Garofalo, Vice-President, Finance and Chief Financial Officer, Barry Landen, Vice-President, Corporate Affairs, Anton Adamcik, Vice-President, Environment, Donald Allan, Vice-President, Corporate Development, Alain Blackburn, Vice-President, Exploration and John T. Clement, Vice-President. Donald Allan and Alain Blackburn were appointed to their current positions in May and October of 2002, respectively.

Compensation of Officers

Summary Compensation Table

        The following table sets forth a summary of compensation earned during each of the last three financial years by the Corporation's Chief Executive Officer at any time during 2002 and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") who served as executive officers at the end of 2002:

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Securities Under Options Granted by the Corporation and its Subsidiary (2)	All Other Compensation ($) (3)

Sean Boyd President and Chief Executive Officer	2002 2001 2000	555,481 455,000 425,000	225,000 127,500 35,000	225,000 118,000 (Sudbury Contact) (4) 63,750 165,000	27,001 27,480 41,696
Eberhard Scherkus Executive Vice-President and Chief Operating Officer	2002 2001 2000	402,596 330,000 310,000	135,000 75,000 19,000	135,000 75,000 (Sudbury Contact) (4) 37,000 108,000	22,430 21,420 35,514
David Garofalo Vice-President, Finance and Chief Financial Officer	2002 2001 2000	270,096 220,000 182,000	73,000 37,000 9,000	75,000 50,000 (Sudbury Contact) (4) 18,000 51,000	15,896 13,060 21,665
Barry Landen Vice-President, Corporate Affairs	2002 2001 2000	214,038 194,000 182,000	56,000 34,000 8,000	50,000 50,000 (Sudbury Contact) (4) 17,000 39,000	13,830 13,642 22,698
Anton Adamcik Vice-President, Environment	2002 2001 2000	193,654 178,000 171,000	47,000 27,000 7,000	35,000 50,000 (Sudbury Contact) (4) 14,000 35,000	11,598 13,386 22,670

Notes:

(1)
Each of Messrs. Boyd, Scherkus, Garofalo, Landen and Adamcik also serves as an executive officer of Sudbury Contact, a subsidiary of the Corporation. None of Messrs. Boyd, Scherkus, Garofalo, Landen or Adamcik receives separate or additional salary from Sudbury Contact as it is understood that their positions in the Corporation include the provision of services to Sudbury Contact. Minimum annual base salaries for Messrs. Boyd, Scherkus, Garofalo, Landen and Adamcik are specified under employment agreements with the Corporation. See "Employment Contracts/Termination Arrangements".

(2)
Consists of options to purchase common shares of the Corporation granted under the Corporation's Employee Stock Option Plan.

(3)
Consists of annual contributions made by the Corporation on behalf of the Named Executive Officers under the Corporation's defined contribution pension plan (see "Pension Arrangements"), premiums paid for term life insurance for the Named Executive Officers and benefits received under the Incentive Share Purchase Plan in the form of interest-free loans from the Corporation. All loans made under the Incentive Share Purchase Plan were repaid prior to December 31, 2002. The Corporation had also guaranteed loans to certain directors and officers, all of which were repaid prior to December 31, 2002 (see "Incentive Share Purchase Plan").

(4)
Consists of options to purchase common shares of Sudbury Contact granted under Sudbury Contact's Employee Stock Option Plan to directors and officers of Sudbury Contact who are also officers of the Corporation.

Options to Purchase Securities

        Under the ESOP, options to purchase common shares of the Corporation may be granted to directors, officers, employees of, and service providers to, the Corporation and its subsidiaries. The exercise price of options granted under the ESOP may not be less than the closing market price for the common shares of the Corporation on The Toronto Stock Exchange (the "TSX") at the time of grant. The ESOP provides that options will be exercisable during a period established by the Compensation Committee not to exceed ten years from the date such option was granted. The Compensation Committee adopted a policy on April 24, 2001 pursuant to which options granted after such date shall be exercisable during a period established by the Compensation Committee not to exceed five years from the date such option was granted.

        The ESOP was amended on April 22, 1999 to permit the grant of options to eligible corporations controlled by an eligible optionee and eligible family trusts of eligible optionees. The amendments also provided for the assignment, subject to stock exchange approval on a case-by-case basis, of options by optionees to a limited category of eligible assignees. Included in this category are the spouse, minor children, minor grandchildren and registered retirement savings plans of an optionee, as well as eligible corporations and family trusts. The ESOP was also amended to provide that, in the event of a compulsory acquisition or going private transaction, an optionee will be entitled to participate in the transaction as if he or she had exercised options granted under the ESOP prior to completion of the transaction. The ESOP was further amended by resolution at the annual and special meeting of the shareholders of the Corporation on May 31, 2001 to increase the maximum number of common shares reserved for issuance under the ESOP from 6,000,000 to 8,000,000.

Aggregate Option Grants During Year Ended December 31, 2002

        During the year ended December 31, 2002, an aggregate of 520,000 options to purchase common shares of the Corporation were granted to the Named Executive Officers under the ESOP and an aggregate of 343,000 options to purchase common shares of Sudbury Contact were granted to the Named Executive Officers under Sudbury Contact's Employee Stock Option Plan by reason of their position as officers and/or directors of Sudbury Contact. The following table sets forth a summary of grants of options to the Named Executive Officers during the year, all of which were granted on January 10, 2002.

Name	Common Shares Under Options Granted (#)	% of Total Option Grants in 2002 (1)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Sean Boyd	225,000 (2) 118,000 (3) (Sudbury Contact)	16.56% 17.23%	15.93 2.50	15.93 2.50	January 10, 2007 May 15, 2012
Eberhard Scherkus	135,000 (2) 75,000 (3) (Sudbury Contact)	9.94% 10.95%	15.93 2.50	15.93 2.50	January 10, 2007 May 15, 2012
David Garofalo	75,000 (2) 50,000 (3) (Sudbury Contact)	5.52% 7.30%	15.93 2.50	15.93 2.50	January 10, 2007 May 15, 2012
Barry Landen	50,000 (2) 50,000 (3) (Sudbury Contact)	3.68% 7.30%	15.93 2.50	15.93 2.50	January 10, 2007 May 15, 2012
Anton Adamcik	35,000 (2) 50,000 (3) (Sudbury Contact)	2.58% 7.30%	15.93 2.50	15.93 2.50	January 10, 2007 May 15, 2012

Notes:

(1)
Consists of percentage relating to total option grants by the Corporation or by Sudbury Contact, as the case may be.

(2)
Consists of options to purchase common shares of the Corporation granted under the Corporation's ESOP.

(3)
Consists of options to purchase Sudbury Contact's common shares granted under Sudbury Contact's Employee Stock Option Plan to directors and officers of Sudbury Contact who are also officers of the Corporation.

Aggregate Option Exercises during Year Ended December 31, 2002 and Option Values as at December 31, 2002

        The following table sets forth, on an aggregate basis, the number and value of securities acquired on the exercise of options during the year ended December 31, 2002 by the Named Executive Officers and the number and value of unexercised options as at December 31, 2002:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Unexercised Options at December 31, 2002 Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2002 ($) (2) Exercisable/Unexercisable
Sean Boyd	266,000 (3) NIL (4)	4,799,850 (3) NIL (4)	463,950/40,000 (3) 318,000/0 (Sudbury Contact) (4)	4,392,864/555,700 (3) 290,000 (4)
Eberhard Scherkus	149,000 (3) NIL (4)	2,454,200 (3) NIL (4)	331,200/30,000 (3) 200,000/0 (Sudbury Contact) (4)	3,182,386/427,400 (3) 181,250 (4)
David Garofalo	66,000 (3) NIL (4)	786,880 (3) NIL (4)	88,000/15,000 (3) 110,000/0 (Sudbury Contact) (4)	723,090/213,200 (3) 60,000 (4)
Barry Landen	35,000 (3) NIL (4)	358,600 (3) NIL (4)	165,000/11,000 (3) 125,000/0 (Sudbury Contact) (4)	1,542,100/161,480 (3) 87,000 (4)
Anton Adamcik	62,500 (3) NIL (4)	760,920 (3) NIL (4)	113,000/11,000 (3) 130,000/0 (Sudbury Contact) (4)	1,027,090/161,480 (3) 116,000 (4)

Notes:

(1)
Aggregate Value Realized is equal to the aggregate of the differences between the exercise price of the options exercised and the market price of the underlying shares on the date of exercise. Market price of the underlying shares is determined on the basis of the closing price on the TSX of the common shares of the Corporation or Sudbury Contact, as the case may be.

(2)
An option is in-the-money at December 31, 2002 if the market price of the underlying shares on that date exceeds the exercise price of the option. The value of unexercised options at December 31, 2002 is equal to the difference between the market price of the underlying shares on December 31, 2002 and the exercise price of the options. Market price, for this purpose, of the Corporation's common shares is $23.33 and of Sudbury Contact's common shares is $2.45 (i.e., the closing price of the shares on the TSX on December 31, 2002).

(3)
Consists of options to purchase common shares of the Corporation granted under the Corporation's ESOP.

(4)
Consists of options to purchase common shares of Sudbury Contact granted under Sudbury Contact's Employee Stock Option Plan. All unexercised options to purchase common shares of Sudbury Contact are currently exercisable.

Incentive Share Purchase Plan

        In 1997, the shareholders of the Corporation approved the Incentive Plan to encourage directors, officers and full-time employees (the "Participants") of the Corporation and its subsidiaries to purchase the Corporation's common shares on a regular basis. Full-time employees who have been continuously employed by the Corporation or its subsidiaries for at least 12 months are eligible each January 1 to participate in the Incentive Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque and directors may contribute up to 100% of their annual Board and committee retainer fees. The Corporation contributes an amount equal to 50% of the Participant's contributions and, on March 31, June 30, September 30 and December 31 of each year (or the next preceding business day), issues to each Participant common shares of the Corporation at current market prices having a value equal to the amounts contributed by such Participant and the Corporation. The Corporation may advance loans to fund contributions to the Incentive Plan by Participants. The plan was amended on April 23, 2003 to provide that loans may only be advanced to Participants who are not directors or officers of the Corporation. The Corporation did not make any interest-free loans to directors and officers wishing to make purchases under the Incentive Plan in 2002. Any common shares acquired under the Incentive Plan with the proceeds of such loans must be pledged to the Corporation to secure the repayment of the loans. The loans advanced under the Incentive Plan have a ten-year term with recourse limited to the purchased shares. The Incentive Plan requires repayment of the loan within two years after death or departure from the Corporation and immediate repayment of the loan out of any proceeds of sale of the shares. See "Indebtedness of Directors, Executive Officers and Senior Officers".

        Participation in the Incentive Plan terminates upon the earlier of (i) the termination of the Participant's relationship with the Corporation, (ii) the Participant's death, or (iii) the termination of the Incentive Plan. In such event, all unused Participant contributions will be returned to the Participant or the Participant's estate. The Incentive Plan was amended by resolution at the annual and special meeting of the shareholders of the Corporation on June 21, 2002 to increase the maximum number of common shares reserved for issuance under the Incentive Plan from 1 million to 2.5 million shares. In 2002, a total of 138,737 common shares were issued under the Incentive Plan.

Pension Arrangements

        The Agnico-Eagle Mines Limited Employees Pension Plan — B Don LaRonde Division (Salaried) (the "Basic Plan") is a defined contribution pension plan registered under the Income Tax Act (Canada). Annual employer contributions of 5% of pensionable earnings are accumulated with investment income to retirement, at which time an annuity is purchased from an insurance company. Contributions are limited each year by limits prescribed in the Income Tax Act (Canada), a maximum of $13,500 in 2002. Effective July 1, 1997, the accrued pensions of members of Part A of the Basic Plan were either held in the Basic Plan as a frozen defined benefit or converted to cash values and transferred to individual Pension Accounts in Part B of the Basic Plan.

        The four individual Retirement Compensation Arrangement Plans ("RCA Plans") for Messrs. Boyd, Scherkus, Adamcik and Landen provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Corporation, less the annual pension payable under the Basic Plan. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank.

        The following chart provides illustrations of the total estimated pension payable from both the RCA Plan and the Basic Plan assuming various current pensionable earnings, current ages and total years of service to retirement at age 60. In all cases, it was assumed that current pensionable earnings would increase at the rate of 3% per annum, compounded annually.

		Total Years of Service with the Company to Age 60 (1)(2)
Current Earnings	Current Age
		15 years	20 years	25 years	30 years	35 years

$150,000	45	$66,100	$88,100	$110,100	$132,200	$154,200
	50	57,000	76,000	95,000	114,000	133,000
	55	49,200	65,600	82,000	98,300	114,700
	60	42,400	56,600	70,700	84,800	99,000
$200,000	45	$88,100	$117,500	$146,900	$176,200	$205,600
	50	76,000	101,300	126,700	152,000	177,300
	55	65,600	87,400	109,300	131,100	153,000
	60	56,600	75,400	94,300	113,100	132,000
$300,000	45	$132,200	$176,200	$220,300	$264,300	$308,400
	50	114,000	152,000	190,000	228,000	266,000
	55	98,300	131,100	163,900	196,700	229,500
	60	84,800	113,100	141,400	169,700	197,900
$400,000	45	$176,200	$235,000	$293,700	$352,400	$411,200
	50	152,000	202,700	253,400	304,000	354,700
	55	131,100	174,800	218,500	262,300	306,000
	60	113,100	150,800	188,500	226,200	263,900
$450,000	45	$198,300	$264,300	$330,400	$396,500	$462,600
	50	171,000	228,000	285,000	342,000	399,000
	55	147,500	196,700	245,900	295,000	344,200
	60	127,300	169,700	212,100	254,500	296,900
$550,000	45	$242,300	$323,100	$403,800	$484,600	$565,400
	50	209,000	278,700	348,400	418,000	487,700
	55	180,300	240,400	300,500	360,600	420,700
	60	155,500	207,400	259,200	311,100	362,900
$600,000	45	$264,300	$352,400	$440,600	$528,700	$616,800
	50	228,000	304,000	380,000	456,000	532,000
	55	196,700	262,300	327,800	393,400	458,900
	60	169,700	226,200	282,800	339,300	395,900
$700,000	45	$308,400	$411,200	$514,000	$616,800	$719,600
	50	266,000	354,700	443,400	532,000	620,700
	55	229,500	306,000	382,500	458,900	535,400
	60	197,900	263,900	329,900	395,900	461,900

Notes:

(1)
Messrs. Boyd, Landen, Scherkus and Adamcik have 17, 22, 17 and 29 years, respectively, of credited service as of December 31, 2002.

(2)
The pensionable earnings for purposes of the Basic Plan and RCA Plans consist of all basic remuneration for work done as services performed excluding any benefits, bonuses, overtime pay, automobile, entertainment or other allowance or unusual payments and includes only the compensation in the Summary Compensation Table. All amounts are stated in Canadian dollars.

Employment Contracts/Termination Arrangements

        Each of Messrs. Boyd, Scherkus, Adamcik, Landen and Garofalo has an employment agreement with the Corporation which provides for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These agreements, which were amended in December 2002, provide that annual base salaries will be reviewed by the Board of Directors and will not be less than $195,000 in the case of Mr. Adamcik, $216,000 in the case of Mr. Landen, $290,000 in the case of Mr. Garofalo, $435,000 in the case of Mr. Scherkus and $600,000 in the case of Mr. Boyd. The aforementioned amounts may be increased at the discretion of the Board of Directors. If the respective agreements are terminated other than for cause, death or disability, or upon their resignations following certain events, including a substantial alteration of responsibilities, a reduction of base salary or benefits, an office relocation of greater than 50 miles, a failure to obtain a satisfactory agreement from any successor to assume such officer's employment agreement or provide such officer with a comparable position, duties, salary and benefits or any change in control of the Corporation, all of the above named individuals would be entitled to payment equal to two and one-half times such officer's annual base salary at the date of termination plus an amount equal to two and one-half times such officer's annual bonus (averaged over the preceding two years) and a continuation of benefits for up to two years or until such earlier date on which such officer commences new employment. In addition, all of the Named Executive Officers are entitled to participate under the Corporation's ESOP and Incentive Plan. See "— Incentive Share Purchase Plan".

Composition of Compensation Committee

        The Compensation Committee consists of Messrs. Beaumont, Kraft and Dr. Green, none of whom is an officer or employee or former officer or employee of the Corporation or any of its subsidiaries and all of whom are considered to be unrelated to and independent from the Corporation. Each member of the Compensation Committee had amounts of indebtedness to the Corporation outstanding during 2002 under the Corporation's incentive share purchase plan (see "Executive Compensation — Share Purchase Plan"). However, all such indebtedness was repaid in full in 2002. The mandate of the Compensation Committee is to review management compensation policies and to make recommendations for the approval of the Board of Directors with respect to remuneration of executive officers of the Corporation. The Committee is also responsible for administering the ESOP, making recommendations to the Board of Directors with respect to pension, stock option and other incentive plans for the benefit of executive officers and determining compensation paid to directors of the Corporation.

        The Committee met twice during 2002 and reviewed the Corporation's executive compensation policies or programs and recommended changes to the base salaries and options provided to executive officers to be effective in the Corporation's 2003 fiscal year. The increase was considered necessary to make the compensation of the Corporation's officers consistent with that of other corporations in the same industry as the Corporation. The Committee also increased the compensation of directors and recommended the grant of options to them under the ESOP. See "— Compensation of Directors".

Report on Executive Compensation

Compensation Philosophy

        The goal of the Corporation is to create value for its shareholders. Accordingly, compensation for executive officers is based on the following principles: it must provide a strong incentive for officers to achieve the Corporation's goals each year; it must ensure that the interest of management and the shareholders are aligned; and it must enable the Corporation to attract and retain the quality of people necessary to its business. It is important that compensation recognize and reward individual performance as well as the performance of the Corporation as a whole. The compensation paid to executive officers consists of base salary, annual cash bonuses and long-term incentives. Cash bonuses and long-term incentives, specifically stock options, are linked to increases in shareholder value and the contribution of each executive officer to that principal goal. The Corporation believes that annual incentives are dependent upon corporate and individual performance and stock options play an important role in building shareholder value by tying the compensation of executive officers to performance and aligning their interests with the long-term interests of the Corporation and its shareholders.

Base Salary

        Base salary is generally the principal component of an executive officer's compensation package. For the Named Executive Officers, the minimum level of annual base salary is specified under employment agreements, although amounts in excess of the base salary may be awarded in the discretion of the Board of Directors. See "Executive Compensation — Employment Contracts/Termination Arrangements". Annual base salary for other executive officers is reviewed annually, taking into account the individual's performance and compensation levels established for mining industry executives generally.

Annual Bonus

        Bonuses over established salary are awarded to executive officers and other employees for outstanding performance. In setting the amount of the bonus, the Board of Directors gives weight to the annual performance and profitability of the Corporation, the contribution of the individual to that success and the level of responsibility of the employee within the Corporation. In 2002, an aggregate of $536,000 in cash bonuses were awarded to the executive officers of the Corporation.

Stock Options

        Long-term incentives for executive officers and other employees have been provided through stock options granted under the ESOP. Grants of stock options are generally based on three factors: the employee's performance, the employee's level of responsibility within the Corporation and the number and exercise price of options previously issued to the employee. Although the ESOP provides for the grant of options exercisable during a period not to exceed ten years from the dates such options are granted, on April 24, 2001 the Compensation Committee adopted a policy pursuant to which options granted after such date shall be exercisable during a period established by the Compensation Committee not to exceed five years from the dates such options are granted. During the year ended December 31, 2002, the Compensation Committee approved the grant of 620,000 stock options to the executive officers of the Corporation. See "Executive Compensation — Options to Purchase Securities — Aggregate Option Grants During Year Ended December 31, 2002".

Chief Executive Officer's 2002 Compensation

        Mr. Boyd served as President and Chief Executive Officer of the Corporation and received a $555,481 base salary in 2002. In determining the base salary of Mr. Boyd, the Compensation Committee reviewed industry surveys prepared by independent consultants, an internally generated industry survey and public information regarding base salaries paid to chief executive officers of public companies of comparable size and complexity. The Committee also considered other factors such as Mr. Boyd's responsibilities and contribution to business performance such as his leadership in connection with the expansion of operations at the LaRonde mine and the Corporation's overall past and anticipated future performance. The principal responsibilities of the President and Chief Executive Officer include selecting and appointing senior officers, establishing and monitoring long-term strategic corporate objectives and supervising the Corporation's mining exploration and development activities.

        Despite difficulties in 2002 related to the start-up of the expansion of the mine and mill to 7,000 tons of ore per day, the Corporation had record gold production in the year and a significant improvement in net income, with the Company reporting a year-end profit for the first time since 1996. In addition, the Corporation ended the year in a strong financial position, with cash resources of nearly $253 million. Throughout the year the Corporation, led by the President and Chief Executive Officer, pursued the 7,000 tons per day expansion of the mine and mill, two financings which raised over $450 million and the examination of several acquisition opportunities. He also steered the Corporation through the operating challenges at the LaRonde mine which resulted in delays in mine development in 2002. Under his leadership, the Corporation also replaced its gold reserves and increased its gold resources. Mr. Boyd oversaw the expansion of the diamond project held by the Corporation's 63.7% subsidiary, Sudbury Contact, the continued rationalization of the Corporation's structure and the implementation of plans to increase Sudbury Contact's independence from the Corporation.

        The foregoing report is submitted by the Compensation Committee of the Board of Directors.

        Bernard Kraft, C.A.
Douglas R. Beaumont
Dr. Alan Green

Compensation of Directors

        The Corporation pays to each director, other than the President, who does not receive standard directors' fees, a fee of $1,000 for each meeting of the Board of Directors or committee of the Board attended, as well as an annual retainer of $18,000, except for Mr. Nasso, the Chairman of the Board, who is paid an annual fee of $50,000. Directors are also entitled to participate under the ESOP and the Incentive Plan. Committee chairs receive an annual fee of $3,000. In 2002, the Corporation issued a total of 7,561 common shares of the Corporation to directors under the Incentive Plan. In 2002, the Corporation granted directors options to acquire a total of 241,000 common shares of the Corporation. As at April 23, 2003, directors of the Corporation, including Mr. Boyd, held options to acquire 952,250 common shares of the Corporation. In respect of Mr. Boyd, see "Executive Compensation — Options to Purchase Securities — Aggregate Option Grants During Year Ended December 31, 2002".

        Messrs. Boyd, Clement and Nasso, directors of the Corporation, are also directors of Sudbury Contact, an affiliate of the Corporation, which pays to each director, other than Mr. Boyd, a fee of $300 for each meeting of its Board of Directors or committee of the Board attended.

        Mr. Boyd also serves as President and Chief Executive Officer of Sudbury Contact and received no remuneration for these offices. For the year ended December 31, 2002, Mr. Boyd was granted 118,000 options to purchase common shares of Sudbury Contact under Sudbury Contact's Employee Stock Option Plan.

        For the year ended December 31, 2002, Messers Clement and Nasso, in their capacity as directors of Sudbury Contact, were each granted 15,000 options to purchase common shares of Sudbury Contact under Sudbury Contact's Employee Stock Option Plan.

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Corporation's common shares on December 31, 1997 with the cumulative total return for each of The S&P/TSX Composite Index (the "TSX Composite Index") and The Toronto Stock Exchange Gold and Precious Minerals Total Return Index (the "TSX Gold Index") over the five-year period ended December 31, 2002 (in each case, assuming reinvestment of dividends):

	1997	1998	1999	2000	2001	2002
Agnico-Eagle Mines Limited	100	82	139	118	205	305
TSX Composite Index	100	98	132	139	82	107
TSX Gold Index	100	94	78	70	83	105

INDEBTEDNESS OF DIRECTORS,
EXECUTIVE OFFICERS AND SENIOR OFFICERS

        No indebtedness was outstanding as at April 23, 2003 in connection with the purchase of securities of the Corporation or its subsidiaries of directors, former directors, officers and employees of the Corporation or its subsidiaries to the Corporation and its subsidiaries. All loans in respect of which the Corporation had provided guarantees in 1998 to a Canadian chartered bank of the indebtedness of its officers and directors incurred to make market purchases of common shares of the corporation were repaid in 2002. The aggregate amount outstanding as at April 23, 2003 for indebtedness of directors, former directors, officers and employees of the Corporation or its subsidiaries to the Corporation and its subsidiaries incurred for purposes other than the purchase of securities of the Corporation or its subsidiaries or associates was $106,250, the outstanding amount of the loan advanced to Alain Blackburn to purchase a residence as a relocation incentive.

        The following table contains information concerning indebtedness to the Corporation, excluding routine indebtedness, by directors, executive officers and senior officers of the Corporation and associates of such persons.

Name	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During Year Ended December 31, 2002	Amount Outstanding as at April 23, 2003

Jakmin Investments Limited	Loan from Corporation (1)	$2,347,027	NIL
Sean Boyd, President and Chief Executive Officer and Director	Loan from Corporation (2)	$132,625	NIL
Eberhard Scherkus, Executive Vice-President and Chief Operating Officer	Loan from Corporation (2)	$113,250	NIL
David Garofalo, Vice-President, Finance and Chief Financial Officer	Loan from Corporation (2)	$70,900	NIL
Barry Landen, Vice-President, Corporate Affairs	Loan from Corporation (2)	$60,572	NIL
	Guarantee from Corporation (3)	$150,000
Anton Adamcik, Vice-President, Environment	Loan from Corporation (2)	$17,450	NIL
Alain Blackburn, Vice-President, Exploration	Loan from Corporation (4)	$112,500	$106,250
John Clement, Vice-President and Director (5)	Loan from Corporation (2)	$18,875	NIL
Charles Langston, former Chairman and Director (6)	Loan from Corporation (2)	$30,000	NIL
Douglas Beaumont, Director	Loan from Corporation (2)	$31,875	NIL
Irving Dobbs, former Director (7)	Loan from Corporation (2)	$31,875	NIL
Alan Green, Director	Loan from Corporation (2)	$31,875	NIL
Wencel Hubacheck, former Director (7)	Loan from Corporation (2)	$9,375	NIL

Milton Klyman, former Director (8)	Loan from Corporation (2)	$30,000	NIL
Bernard Kraft, Director	Loan from Corporation (2)	$31,875	NIL
James D. Nasso, Director	Loan from Corporation (2)	$26,250	NIL
	Guarantee from Corporation (3)	$100,000
George Pon, former Director (8)	Loan from Corporation (2)	$1,875	NIL
Ernest Sheriff, Director	Loan from Corporation (2)	$26,250	NIL

Notes:

(1)
Effective January 1, 2002, the loan agreement was amended to be payable by Jakmin Investments Limited ("Jakmin Investments") on demand by the Corporation. The loan was repaid in full on April 29, 2002. Jakmin Investments is a corporation wholly owned by the Penna Estate. Mr. Langston, the Chairman and a director of the Corporation until his retirement on June 21, 2002, and Mr. Landen, the Vice-President, Corporate Affairs of the Corporation, are trustees of the Penna Estate and, together with a third trustee, control the Penna Estate. Messrs. Langston and Landen are also directors of Jakmin Investments and Mr. Landen serves as its President. Ernest Sheriff, a director of the Corporation, is also a director of Jakmin Investments.

(2)
These amounts represent indebtedness owed to the Corporation by directors and officers in respect of their purchases of the Corporation's common shares prior to 2002 pursuant to the Incentive Share Purchase Plan. In 2002, the Corporation did not make any loans to directors and officers under the Incentive Plan and all loans made under the plan were repaid in 2002. The Incentive Share Purchase Plan was amended in 2003 to provide that loans may only be advanced to Participants who are not directors or officers of the Corporation. (See "Executive Compensation — Incentive Share Purchase Plan".)

(3)
In 1998, the Corporation established a market purchase facility to enable its officers and directors to obtain personal loans to purchase common shares of the Corporation in the open market. In 2003, the Corporation terminated the market purchase facility and, as at April 23, 2003, there was no indebtedness guaranteed by the Corporation under this facility.

(4)
The loan advanced by the Corporation to Mr. Blackburn is secured by a second mortgage on his residence which provides for full recourse against the assets of Mr. Blackburn.

(5)
Mr. Clement will retire as a director and officer of the Corporation at the conclusion of the Meeting.

(6)
Mr. Langston was the Chairman and a director of the Corporation until his retirement effective June 21, 2002.

(7)
Irving Dobbs and Wencel Hubacheck were directors of the Corporation until their retirement effective December 31, 2002.

(8)
Milton Klyman and Dr. George Pon were directors of the Corporation until their retirement effective June 21, 2002.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
AND MANAGEMENT CONTRACTS

        For the year ended December 31, 2002, the Corporation and certain of its subsidiaries paid $243,000 to Jakmin Investments for office rental and management services rendered by it to such corporations from January 1, 2003 to September 1, 2003. The registered address of Jakmin Investments is Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7. Jakmin Investments is a corporation wholly owned by the Penna Estate. Mr. Landen, the Vice-President, Corporate Affairs of the Corporation, is a trustee of the Penna Estate and, together with two other trustees, controls the Penna Estate. Mr. Landen is also a director of Jakmin Investments and serves as its President. Ernest Sheriff, a director of the Corporation, is also a director of Jakmin Investments. The Corporation believes that the office rental and management service fees paid to Jakmin Investments up to September 1, 2002 were as favourable to the Corporation as could be negotiated with an unaffiliated party. On September 1, 2002, the Corporation moved from the premises it was renting from Jakmin Investments and all related contractual obligations between the Corporation and Jakmin Investments were terminated.

        In August 1998, the Corporation provided to Jakmin Investments an interest bearing loan in the amount of $750,000 to enable Jakmin Investments to purchase shares of Mentor Exploration and Development Co.,

Limited ("Mentor"), which was at the time an affiliate of the Corporation, from Long Shots Inc., a corporation in which the Corporation held an approximately 36% interest at the time. Both the previously advanced non-interest bearing loan of $1,597,027 and the 1998 interest bearing loan of $750,000 were governed by a loan agreement dated August 14, 1998. Effective January 1, 2000, the loan agreement was amended to extend the due date to January 1, 2002. Effective January 1, 2002, the loan agreement was amended so that both loans are payable by Jakmin Investments on demand by the Corporation. The registered address of Mentor and Long Shots Inc. were Suite 2302, 401 Bay Street, Toronto, Ontario M5H 2Y4. On April 29, 2002, both loans were repaid in full by Jakmin Investments.

        Accordingly, as of April 23, 2003, Jakmin Investments no longer holds an interest in any material contract with the Corporation.

        For the year ended December 31, 2002 and for the period from January 1, 2003 to the date hereof, the Corporation loaned $4,034,406 and $583,148, respectively, to Sudbury Contact to fund ongoing exploration and operating activities. On May 13, 2002, the Corporation completed a transaction with Sudbury Contact which resulted in the elimination of $25,640,785 of the outstanding amount owed by Sudbury Contact to the Corporation. The total indebtedness of Sudbury Contact to the Corporation at April 23, 2003 is $4,931,462, including accrued interest to April 23, 2003 of $8,586. The rate of interest on the loan is 8% per annum. The loan is repayable on demand. The book value of the loan on the Corporation's financial statements is nil. The registered address of Sudbury Contact is Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Corporation is required under the By-laws of the TSX to make disclosure of its corporate governance practices and provide a description of the Corporation's system of corporate governance with specific reference to the guidelines (the "TSX Guidelines") set out in the TSX Company Manual and, where the Corporation's system is different from any of those guidelines or where the guidelines do not apply to the Corporation's system, an explanation of the differences or their inapplicability.

        The following Statement of Corporate Governance Practices has been prepared by the Board's Governance Committee and approved by the Board of Directors.

        The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Corporation's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Corporation's particular circumstance. The Corporation's governance practices are subject to review and evaluation through the Board's Governance Committee, to ensure that, as the Corporation's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Board of Directors and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Corporation has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Corporation has also revised the charters for the Audit Committee, the Compensation Committee and the Governance Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

        Although the introduction by the TSX of certain corporate governance listing standards (the "Proposed TSX Listing Standards") and certain amendments to its corporate governance guidelines (the "Proposed TSX Amendments") have not yet advanced past the proposal stage, the Corporation has begun the process of conforming its governance standards to the Proposed TSX Listing Standards and Proposed TSX Amendments.

        Similarly, although changes in the corporate governance requirements proposed by the New York Stock Exchange (the "Proposed NYSE Amendments") have not yet been finalized and may not be applicable to non-U.S. companies, the Corporation is proceeding to conform its governance practices to the Proposed NYSE Amendments and intends to comply with the final standards. For instance, in addition to the measures taken to comply with the Proposed TSX Amendments as stated in the preceding paragraph, the Corporation has constituted its Governance Committee such that it is entirely composed of independent directors.

        Details of the Corporation's corporate governance practices and the responsibilities of the Board, with reference to the enumerated TSX Guidelines, are addressed below.

1.     The Board should explicitly assume responsibility for stewardship of the corporation, and specifically should assume responsibility for the following matters: (i) adoption of a strategic planning process, (ii) identification of principal risks of the business and implementation of systems of risk management, (iii) provision for succession planning, including appointment, training and monitoring of senior management, (iv) establishment of a communications policy and (v) the integrity of the Corporation's internal control and management information systems.

        The Board's responsibility is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.

        In discharging this responsibility, the Board oversees and monitors significant corporate plans and strategic initiatives. The Board's strategic planning process consists of an annual review of the Corporation's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the President and advises management in the development of a corporate strategy to achieve those objectives.

        The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters. The Board reviews the principal risks inherent in the Corporation's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks.

        The Board considers the Corporation's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Corporation conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Corporation, as well as meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Corporation's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and management information circular. In November 2001, the Board adopted a Disclosure Policy in response to regulatory changes in Canada and the United States. The policy establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board, directly and through its Audit Committee, also assesses the integrity of the Corporation's internal control and management information systems.

        The Board meets at least six times a year and more frequently if required. In 2002, the Board held ten meetings.

2.     The Board should be constituted with a majority of individuals who qualify as unrelated directors.

        The Board currently consists of nine directors and, effective at the Meeting, the Board will consist of eight directors. The Board believes that seven of its nine current members, Ms Baker and Messrs. Beaumont, Kraft, Leiderman, Nasso and Sheriff, and Dr. Green are "unrelated" within the meaning of the TSX Guidelines, i.e., independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act as a director with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. The Board believes a majority of those nominated for election at the Meeting are "unrelated" within the meaning of the TSX Guidelines.

        In reaching this determination, the Board considered the circumstances and relationships with the Corporation and its affiliates of each of its directors. In determining that Ms. Baker and Messrs. Beaumont, Kraft, Leiderman, Nasso and Sheriff, and Dr. Green are unrelated to the Corporation, the Board took into consideration the fact that none is an officer or employee of the Corporation or party to any material contract with the Corporation and that none receives remuneration from the Corporation in excess of directors' fees, grants of stock options and financial assistance under the Incentive Share Purchase Plan and as disclosed under "Indebtedness of Directors, Executive Officers and Senior Officers".

        Messrs. Boyd and Clement are considered related because they are officers of the Corporation. Mr. Clement is retiring as a director and Vice-President at the conclusion of the Meeting. All directors, other than Messrs. Boyd and Clement, also meet the independence standard as set out in the Proposed NYSE Amendments and the Sarbanes-Oxley Act of 2002 ("SOX").

3.     The Board, in the case of a corporation with a significant shareholder, should disclose whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.

        The Corporation's common shares are widely held and it has no "significant shareholder" as defined in the TSX Guidelines, i.e., no shareholder with the ability to exercise a majority of the votes for the election of directors to the Board.

4.     The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, that is responsible for the appointment and assessment of directors.

        The Corporation's governance committee (see description of Governance Committee under guideline number 9) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors. On April 24, 2002, the Board of Directors, on the recommendation of the Governance Committee, established an ad hoc Nominating Committee to recruit and recommend to the Governance Committee new nominees for appointment or election to the Board of Directors. The Nominating Committee was dissolved in 2002.

5.     The Board should implement a process for assessing the effectiveness of the Board, its committees and individual directors.

        See description of Governance Committee under guideline number 9.

6.     The Board should provide an orientation and education program for new directors.

        The Corporation does not have a formal orientation and education program for new directors. However, all but two of the current directors have been members of the Board for several years and are well versed in the business of the Corporation. In addition, the two new members of the Board have attended orientation sessions and have been provided with all documentation relating to the policies and procedures of the Corporation.

7.     The Board should examine the size of the Board, with specific reference to its effectiveness.

        The size and composition of the Board is subject to periodic review by the Governance Committee. In accordance with the recommendations of the Governance Committee in 2002 that the number of directors be reduced from 12, the Board was reduced to nine directors at the 2002 annual and special meeting and will be further reduced to eight directors effective at the end of the Meeting.

8.     The Board should review compensation of directors in light of risks and responsibilities.

        Remuneration is paid to the Corporation's directors based on several factors, including time commitments and emoluments to directors of similar organizations. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of Directors. See "Executive Compensation — Compensation of Directors" and the description of the Compensation Committee under guideline number 9.

9.     The Board should ensure that its committees are generally composed of only outside directors, a majority of whom are unrelated directors.

        The Board has three Committees: the Audit Committee, the Compensation Committee and the Governance Committee. From time to time, ad hoc committees of the Board are appointed. The Executive Committee was dissolved in 2002.

Audit Committee

        The Audit Committee has two primary objectives: (a) recommend to and advise the Board of Directors in its oversight responsibilities with respect to: (i) the quality and integrity of the Corporation's financial reports and information; (ii) the effectiveness of the Corporation's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance; (iii) the performance of the Corporation's auditing, accounting and financial reporting functions; (iv) the fairness of related party agreements and arrangements between the Corporation and related parties; and (v) the independent auditors' performance, qualifications and independence; and (b) prepare such reports of the Audit Committee required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities. On April 23, 2003, the Corporation amended and restated the Audit Committee charter to incorporate the requirements of SOX, the Proposed TSX Listing Standards, the Proposed TSX Amendments and the Proposed NYSE Amendments. The amended Charter provides that each member of the Audit Committee must be unrelated to and independent from the Corporation, as these terms are defined in the Proposed TSX Amendments and the Proposal NYSE Amendments. In addition, each member must be financially literate and at least one member of the Audit Committee must be a financial expert, as the term is defined in SOX.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information (e.g. press releases), all management reports which accompany any financial statements, all internal and external audit plans and any recommendation affecting the Corporation's internal controls, the results of internal and external audits and any changes in accounting practices or policies and the financial impact of such changes, any accruals, provisions, estimates or related party transactions that have a significant impact on the Corporation's financial statements and any litigation, claim or other contingency that could have a material effect upon the Corporation's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Corporation's accounting and financial systems, for reviewing and discussing with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities, for considering the appointment and remuneration of external auditors to the Board and any other matter which it considers should be taken into account in recommending the approval of any financial statements to the Board. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Messrs. Nasso, Leiderman and Kraft), each of whom is financially literate. In addition, both Messrs. Kraft and Leiderman are chartered accountants currently active in private practice and, as such, qualify as financial experts. The Audit Committee met four times in 2002.

Compensation Committee

        The Compensation Committee's responsibilities include reviewing and recommending, for the Board's approval, policies relating to compensation of the Corporation's executive officers, the amount and composition of annual compensation to be paid to the Corporation's executive officers and matters relating to pension, stock option and other incentive plans for the benefit of executive officers. The Compensation Committee is also responsible for administering the Corporation's ESOP, reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees thereof and reviewing and assessing the design and competitiveness of the Corporation's compensation and benefits programs generally. The Compensation Committee reports directly to the Board. The Charter of the Compensation Committee was amended and restated on April 23, 2003 to incorporate the requirements of SOX, the Proposed TSX Listing Standards, the Proposed TSX Amendments and the Proposed NYSE Amendments. The amended Charter provides that each member of the Compensation Committee must be unrelated and independent, as these terms are defined in the Proposed TSX Amendments and the Proposed NYSE Amendments.

        The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Messrs. Beaumont and Kraft and Dr. Green). The Compensation Committee met twice in 2002.

Governance Committee

        The Governance Committee is responsible for evaluating the Corporation's governance practices, developing its response to the TSX Guidelines and recommending changes to the Corporation's governance structures or processes as it may from time to time consider necessary or desirable. In addition, the Governance Committee's responsibilities include (i) reviewing on an annual basis the charters of the Board of Directors and of each committee of the Board and recommending any changes it considers necessary or desirable; (ii) assessing annually the effectiveness of the Board as a whole and recommending any necessary or desirable changes; (iii) reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of unrelated directors; and (iv) participating in the recruitment and recommendation of new nominees for appointment or election to the Board. The Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The Governance Committee charter was amended and restated on April 23, 2003 to incorporate the requirements of SOX, the Proposed TSX Listing Standards, the Proposed TSX Amendments and the Proposed NYSE Amendments. The amended Charter provides that each member of the Compensation Committee must be unrelated and independent, as these terms are defined in the Proposed TSX Amendments and the Proposed NYSE Amendments.

        The Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Messrs. Sheriff and Beaumont and Dr. Green). The Governance Committee met seven times in 2002.

10.   The Board should assume or assign responsibility for corporate governance issues.

        See description of Governance Committee under guideline number 9.

11.   The Board should define management's responsibilities and approve corporate objectives to be met by the Chief Executive Officer.

        The Board holds management responsible for the development of long-term strategies for the Corporation. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the President and Chief Executive Officer, the Vice-President, Finance and Chief Financial Officer, Vice-President, Corporate Development and the Executive Vice-President and Chief Operating Officer report to the Board at least every quarter on the Corporation's progress in the preceding quarter and on the strategic, operational and financial issues facing the Corporation.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation's business. Management seeks the Board's prior approval for significant changes in the Corporation's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Corporation's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. In 2001, the Board of Directors approved amendments to the authorization policy and risk management policy of the Corporation. The policies ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Corporation by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance.

12.   The Board should establish structures and procedures to enable the Board to function independently of management. An appropriate structure would be to appoint a chairman who is not a member of management.

        Mr. Nasso is the Chairman of the Board of Directors and Mr. Boyd is the President and Chief Executive Officer of the Corporation. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee the offices of Chairman and Chief Executive Officer will be held by the same person. The Board may also meet independently of management and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate.

13.   The Board should ensure that the Audit Committee is composed of outside directors and that the role of the Audit Committee is specifically defined.

        See description of Audit Committee under guideline number 9.

14.   The Board should implement a system to enable individual directors to engage outside advisors at the Corporation's expense.

        The Board has a policy of permitting individual directors, subject to the approval of the Board, to engage outside legal, financial or other expert advisors at the Corporation's expense in the appropriate circumstances.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        Directors and officers of the Corporation are indemnified by the Corporation under the Corporation's by-laws to the extent permitted by law. The Corporation has purchased a directors' and officers' liability insurance policy to provide insurance against possible liabilities under this indemnification and for the benefit of directors and officers of the Corporation or its subsidiaries, against liabilities incurred by them in such capacities to the extent that these liabilities are not indemnified by the Corporation or its subsidiaries. The premium for this policy for the period from January 1, 2002 to December 31, 2002 of $92,500 was paid by the Corporation. No allocation of premium is made in respect of directors as a group or officers as a group. The policy provides coverage of up to $25 million per occurrence, to a maximum of $25 million per annum. There is no deductible for directors and officers and a $75,000 deductible for each claim made by the Corporation.

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

        The Board of Directors of the Corporation adopted a dividend reinvestment and share purchase plan (the "Dividend Plan") in 1999. The Corporation or Computershare Trust Company of Canada, the administrator of the Plan, will provide a copy of the Dividend Plan to any person or company upon written request. The Dividend Plan is similar to dividend reinvestment and share purchase plans adopted by other Canadian companies. The following summary is qualified in its entirety by the specific terms and conditions of the Dividend Plan.

        The Dividend Plan is designed to provide shareholders with an opportunity to increase their investment in the Corporation each year by reinvesting any dividends to purchase additional common shares and, if desired, by investing optional cash contributions to purchase additional common shares. Common shares will be purchased at a discount from the market price under the dividend reinvestment portion of the Dividend Plan. Common shares will be purchased at the market price (determined in accordance with the Dividend Plan) under the share purchase portion of the Dividend Plan by way of cash contribution; such cash contributions must be no less than US$100 and no more than US$20,000 (or the Canadian dollar equivalents of such sums, calculated in accordance with the terms of the Dividend Plan).

        Shareholders who choose to participate in the Dividend Plan will benefit by not incurring any brokerage commissions on common share purchases under the Dividend Plan. The Dividend Plan also allows for full investment of dividends and cash contributions, because it credits the purchase of fractional and whole shares to a participating shareholders' account. Under the Dividend Plan, any registered shareholder who is a resident of Canada or the United States may choose to participate in the Dividend Plan. A shareholder must participate in the dividend reinvestment portion of the Dividend Plan in order to be eligible to participate in the share purchase portion of the Dividend Plan.

        Participation in the Dividend Plan is not mandatory. Any shareholders who do not elect to participate in the Dividend Plan will continue to receive any dividends paid by the Corporation in cash. All common shares purchased under the Dividend Plan will be issued directly from the treasury of the Corporation. Any proceeds received by the Corporation for the issuance of such common shares will be used for general corporate purposes.

        Once a shareholder is enrolled in the Dividend Plan, the reinvestment of any dividends is automatic, until the Dividend Plan or the shareholder's participation in the Dividend Plan is terminated.

ADDITIONAL INFORMATION

        The Corporation will provide to any person or company, upon written request to the Vice-President, Corporate Affairs of the Corporation, a copy of:

  (a)
  the Corporation's most recent Annual Information Form consisting of the Corporation's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

  (b)
  the Corporation's Annual Report for the year ended December 31, 2002, including the consolidated balance sheets as at December 31, 2002 and 2001, and the consolidated statements of income (loss), for the three-year period ended December 31, 2002, and related notes, together with the auditors' report thereon and management's discussion and analysis of the Corporation's financial condition and results of operations contained therein; and

  (c)
  any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for the year ended December 31, 2002.

        Alternatively, these documents may be viewed at the Corporation's website at http://www.agnico-eagle.com.

GENERAL

        Management knows of no matters to come before the Meeting other than matters referred to in the Notice. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL BY DIRECTORS

        The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

        DATED the 23rd day of April, 2003.

                        BARRY LANDEN

                        Vice-President, Corporate Affairs

QuickLinks

2003 ANNUAL MEETING OF SHAREHOLDERS
AGNICO-EAGLE MINES LIMITED MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
APPOINTMENT OF PROXIES
REVOCATION OF PROXIES
DISCRETIONARY AUTHORITY AND VOTING OF PROXIES
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS
ELECTION OF DIRECTORS
NOMINEES FOR ELECTION AS DIRECTOR
APPOINTMENT OF AUDITORS
EXECUTIVE COMPENSATION
Summary Compensation Table
Aggregate Option Grants During Year Ended December 31, 2002
Aggregate Option Exercises during Year Ended December 31, 2002 and Option Values as at December 31, 2002
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS AND MANAGEMENT CONTRACTS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
ADDITIONAL INFORMATION
GENERAL
APPROVAL BY DIRECTORS